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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                  Amendment No.:        *
                                                 ------

                               CASTLE BANCGROUP, INC.
                       -------------------------------------
                                  (Name of Issuer)

                            COMMON STOCK, $.33 par value
                       --------------------------------------
                           (Title of Class of Securities)

                                       14842P107
                       ---------------------------------------
                                     (CUSIP Number)

                                    March  25, 1998
                       --------------------------------------
                (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /  / Rule 13d-1(b)

         /x / Rule 13d-1(c)

         /  / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.
          ----------


1.   Name of  Reporting Person

     Shirley M. Basler

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2.   Check the Appropriate Box if a Member of  a Group   (a) /  /

     Not Applicable                                      (b) /X /

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3.   SEC Use Only

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4.   Citizenship of Place of Organization:   USA

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Number of Shares            5.   Sole Voting Power:             12,000
Beneficially                --------------------------------------------------
Owned by                    6.   Shared Voting Power:          106,025
Each Reporting              --------------------------------------------------
Person With:                7.   Sole Dispositive Power:        12,000
                            --------------------------------------------------
                            8.   Shared Dispositive Power:     106,025

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     118,025

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  / /
     (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9):
     5.47%

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12.  Type of Reporting Person:   IN

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ITEM 1.     ISSUER INFORMATION

   (a) Name of Issuer:

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                 Castle BancGroup, Inc., a Delaware Corporation

   (b) Address of Issuer's Principal Executive Offices:
       121 W. Lincoln Hwy.
       DeKalb, Il. 60115

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ITEM 2.     IDENTITY AND BACKGROUND

   (a) Name of Person Filing: Shirley M. Basler

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   (b) Residence:     515 East Fourth Street
                      Sandwich, Il. 60548-1715

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   (c) Citizenship:   USA

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   (d) Title of Class of Securities:  Common Stock, $.33 par value per share

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   (e) CUSIP Number:  14842P107

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ITEM 3.     If this statement is filed pursuant to Rule 13d-1(b) (1) or
            13d-2(b) or (c) check whether the person filing is:

    (a)    /   /  Brokers or dealer registered under Section 15 of the Act,

    (b)    /   /  Bank as defined in Section 3(a)(6) of the Act,

    (c)    /   /  Insurance Company as defined in Section 3(a) (19) of the Act,

    (d)    /   /  Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,

    (e)    /   /  Investment adviser in accordance with 13d-1(b)(1)(ii)(E),

    (f)    /   /  Employee benefit plan or endowment fund in accordance with
                  13d-1(b)(1)(ii)(F),

    (g)    /   /  Parent Holding Company or control person, in accordance with
                  Rule 13d-1(b)(ii)(G),

    (h)    /   /  Savings association as defined in Section 3 (b) of the
                  Federal Deposit Insurance Act,

    (i)    /   /  Church plan excluded from the definition of an investment company under Section 3 (c)(14) of the Investment
                  Company Act of 1940,

    (j)    /   /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box.  / X /


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ITEM 4.     OWNERSHIP

   (a)      Amount beneficially owned:    118,025

   (b)      Percent of Class:               5.47%

   (c)      Number of shares as to which person has:

          (i)  Sole power to vote or to direct the vote:                12,000
               ---------------------------------------------------------------
         (ii)  Shared power to vote or to direct the vote:             106,025
               ---------------------------------------------------------------
        (iii)  Sole power to dispose or direct the disposition of:      12,000
               ---------------------------------------------------------------
         (iv)  Shared power to dispose or direct the disposition of :  106,025
               ---------------------------------------------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Mrs. Basler owns 106,025 jointly (JTWROS) with her husband, Ernest A. Basler.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            N/A

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ITEM 10.    CERTIFICATIONS

      (a)   N/A

      (b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:    March 25, 1998

               /s/ Shirley M. Basler
               ---------------------
               Shirley M. Basler